FOIA Confidential Treatment Requested by Carbonite, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)
CARB 1

December 1, 2015

VIA EDGAR
Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:    Carbonite, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 001-35264

Ladies and Gentlemen:

On behalf of Carbonite, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated, November 3, 2015, relating to the Company’s Form 10-K for fiscal year ended December 31, 2014 (File No. 001-35264) (the “Filing”) filed with the Commission on March 10, 2015.
Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). Information that has been omitted in the EDGAR version of this response letter has been noted with a placeholder identified by the mark “[**].”
In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Information”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

Carbonite, Inc.
Two Avenue de Lafayette
Boston, MA 02111
Attention: Danielle Sheer, Vice President and General Counsel
Telephone: (617) 587-1104

_____________________________

Ms. Kathleen Collins
Securities and Exchange Commission
December 1, 2015
Confidential Treatment Requested by Carbonite, Inc.
CARB 2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, Page 31

1.
It appears from your disclosures throughout the filing that attracting and retaining customers is important to the company’s success. We also note that in previous periodic filings, you disclosed the number of customers as one of the key metrics used to evaluate your business. Please tell us the total number of customers for each period beginning with the first quarter of fiscal 2014, to date, and tell us why you removed this metric from your disclosures. In this regard, we note your statement in the Q1 2014 Earnings Call Transcripts that bookings for the small business market will be driven “not only by the number of subscriptions sold but also by the amount of cloud storage utilized” and therefore, you no longer believe that total subscriber count will be a key metric for your business performance. Please explain further how cloud storage utilization for this market impacts how management evaluates your business and tell us how you considered the consumer market in determining your key metrics. We refer to you Section III.B of SEC Release No. 33-8350.

Response
In response to the Staff's comment, [**]
Beginning in the first fiscal quarter of 2014, we removed total subscribers as a metric from our disclosures because total subscriber count had become a less meaningful, secondary metric and not a primary metric that management uses to manage and evaluate the business.
Overall bookings and bookings by product line are key metrics that management uses to evaluate the business, and although growth in subscriber count is a contributing factor to bookings growth, as our business has evolved, it has become one of many contributing factors, and on its own, is no longer considered a key metric.
In managing and evaluating our consumer product line, bookings is the primary metric used by management to manage and evaluate the business, and, as a result, we feel that total bookings and bookings by product line are the appropriate key metrics for disclosure.
[**] Our small business offerings are packaged and priced to provide a fixed amount of cloud storage for an unlimited number of connected devices with additional cloud storage offered any time after the commencement of a subscription. [**]
In future filings, we will present total bookings and bookings by product line in tabular format and provide a qualitative discussion on underlying business drivers associated with these metrics.

Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Internal Use Software and Website Development Costs, Page 52

2.
We note your disclosure on page 31 where you state that your research and development efforts are focused on improving ease of use and functionality of your existing solutions and developing new solutions. In light of your significant investments in research and development, please tell us why your capitalized software development costs to date have been minimal. In your response, please describe, in detail, how you account for the development of enhancements, upgrades, and added functionality to your offerings, as well as new solutions. Specifically address your accounting under the application development stage pursuant to paragraphs 2 and 3 of ASC 350-40-25 and explain further your disclosure from previous filings indicating that the majority of development efforts are categorized in the post-implementation operation stage.

Ms. Kathleen Collins
Securities and Exchange Commission
December 1, 2015
Confidential Treatment Requested by Carbonite, Inc.
CARB 3

Response
In response to the Staff’s comment, our capitalized software development costs have been minimal because our research and development investments have not historically resulted in additional or significant functionality being added to our existing or new solutions. [**], no costs associated with these efforts have met the criteria for capitalization pursuant to paragraphs 2 and 3 of ASC 350-40-25. [**]
We account for our research and development efforts by applying the guidance of ASC 730 Research and Development. We review all development projects and activities being completed during each period with members of our project management organization to understand the scope of the work, and, as stated in paragraph 5 of ASC 730-10-15, if the efforts include development of computer software for internal use, we reference ASC 350-40.
We account for the development of enhancements, upgrades, and added functionality to our offerings, as well as new solutions, by applying the guidance of ASC 350-40. When evaluating development projects and activities that qualify for capitalization and their associated costs, we determine which stage of development the costs relate to and what activity they support.  In considering this, we reference paragraphs 2 and 3 of ASC 350-40-25 for capitalizing development costs in the application development stage of qualifying software projects. We consider capitalizing software development costs only in cases where the software is developed solely to meet the Company’s internal needs for new back office functionality or in providing service to its customers and where there is not a substantive plan in existence or being developed to market the software externally.
In previous filings we disclosed that the majority of our development efforts were categorized in the post-implementation operation stage. In 2014 we began capitalizing costs associated with the development of internal software systems, including internal and external costs. As a result, we modified our disclosure to remove that our development efforts were categorized in the post-implementation stage and added disclosure around the costs that have been capitalized. Despite the modification to our disclosure, we have not changed the way we account for research and development costs in our financial statements.

Note 10. Income Taxes, Page 62

3.
Please explain the significant shift in loss before income taxes from domestic to foreign in fiscal 2014. In addition, please describe in detail, the significant reconciling items included in the 2014 tax rate reconciliation table on page 63 such as: foreign rate differential, corporate restructuring and the provision for tax reserves. Tell us your consideration to provide additional disclosures, either here or in MD&A, regarding the impact of these material components on your tax provision. In addition, to the extent that certain foreign jurisdictions are significantly impacting your tax provision, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response
In response to the Staff’s comment, the significant shift in loss before income taxes from domestic to foreign is the result of corporate restructuring activities undertaken to support an initiative to grow our business and expand internationally.

Ms. Kathleen Collins
Securities and Exchange Commission
December 1, 2015
Confidential Treatment Requested by Carbonite, Inc.
CARB 4

As part of this initiative, we established new businesses in multiple foreign jurisdictions, formed new legal entities required to operate in those jurisdictions and restructured existing subsidiaries to aid operational efficiency. Furthermore, we licensed certain intellectual property rights that were developed and owned by Carbonite, Inc. to Carbonite GmbH, a wholly owned Swiss subsidiary, to allow this newly established business to market and sell our offerings in foreign markets. The licensing of our intellectual property rights resulted in a royalty payment between these entities and was the primary driver of the significant shift in loss before income taxes from domestic to foreign in 2014. Despite the shift, the overall effect on our income tax provision was not material due to the utilization of our domestic NOL’s, which were fully reserved with a valuation allowance.

The aforementioned corporate restructuring activities were a primary driver of the difference between the U.S. statutory tax rate and our effective tax rate.  The statutory tax rate applicable to the Company’s Swiss subsidiary is significantly lower than the U.S. tax rate of 34%.  The license of certain intellectual property rights to our Swiss subsidiary resulted in a tax net loss for that entity and an unfavorable foreign rate differential with an overall impact of $2.7 million dollars, with a further negative impact in valuation allowance of $1.1 million dollars.  Our corporate restructuring activities also included the conversion of domestic corporations into LLC’s, the impact of which was to change the applicable U.S. statutory tax rate from 34% to 0%.  This resulted in an overall negative impact of $4.9 million dollars, with a corresponding reduction in valuation allowance also reflected.  Separately, the Company recorded a provision for income tax reserve in the amount of $167,000 for uncertain tax positions associated with accounting methods, research & development tax credits and transfer pricing.
The Company’s 2014 net income tax provision was driven by domestic operations and comprised of alternative minimum income taxes, state income taxes and a reserve for uncertain tax positions. Our results from international operations are not yet significant, and we continue to be in an overall net loss position. The Company is in the early stages of expanding its business internationally, and our success in these markets is dependent on our ability to grow our business and become profitable overall. As a result, we do not yet know what effect, if any, our foreign businesses will have on our overall results of operations. Consequently, while we considered additional disclosures regarding these components on our tax provision, we ultimately determined that our income tax disclosures within our 2014 Form 10-K were adequate. In future filings we will provide disclosure of the corporate restructuring activities in our MD&A and provide enhanced disclosure about the nature of reconciling items within the rate reconciliation as they become material to the Company’s overall tax provision.

Note 12 Commitments and Contingencies
Litigation, Page 73

4.
We note from your disclosures regarding the lawsuit filed by Oasis Research LLC that you are not able to assess “with certainty the outcome of the lawsuit or the amount or range of potential damages or future payments associated with this lawsuit.” Please clarify for us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please note that the phrase “potential damages” is not consistent with the guidance in ASC 450-20, which uses terms such as: probable, reasonably possible or remote to identify three areas in the range of likelihood that a future event will confirm the incurrence of a liability. If there is at least a reasonable possibility that a loss may have been incurred with regards to this matter, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. Please provide us with your proposed disclosure in your response.

Ms. Kathleen Collins
Securities and Exchange Commission
December 1, 2015
Confidential Treatment Requested by Carbonite, Inc.
CARB 5

Response
In response to the Staff’s comment, as of March 10, 2015, the United States District Court for the Eastern District of Texas (the “Court”) had granted Oasis Research LLC’s ("Oasis Research") motion for judgment as a matter of law under Rule 50(b) and alternative request for a new trial under Rule 59(a). At that time, the Company continued to believe that all asserted patents were invalid and/or the Company’s products and services did not infringe on such patents. The Company also believed that Oasis Research’s Racketeer Influenced Corrupt Organizations Act ("RICO") allegations were baseless. Given the possibility of a new trial, however, the Company determined that the likelihood of loss at that time was reasonably possible but was unable to assess the ultimate outcome of the litigation or an estimate of a probable loss or range of any reasonably possible losses.
Subsequent to our 2014 Form 10-K filing on March 10, 2015, various actions were taken by the court to bring this case to trial which we disclosed in our Form 10-Q filings as they occurred. Management’s assessment of the likelihood of loss did not change until the fourth quarter of 2015 when the parties participated in court-mandated mediation and subsequently entered into a confidential agreement to dismiss all matters in the pending cases with prejudice. As a result, the Company determined that a loss related to this matter was probable and recorded an accrual of $1.5 million in accordance with ASC 855 Subsequent Events in its September 30, 2015 financial statements.

The Company believes its disclosure on page 18 of its most recent Form 10-Q addresses the Staff’s request for proposed disclosure and highlights all of the relevant facts regarding recent developments in the lawsuit filed by Oasis Research. With respect to any contingency-related disclosure, in our future filings we will ensure that such disclosure, remains consistent with the guidance in ASC 450-20, based on then-current facts and circumstances.

[Signature page follows]

Ms. Kathleen Collins
Securities and Exchange Commission
December 1, 2015
Confidential Treatment Requested by Carbonite, Inc.
CARB 6

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (617) 587-1104 with any questions or comments regarding this letter.

Sincerely,

/s/ Danielle Sheer
Danielle Sheer
Vice President and General Counsel
Carbonite, Inc.

cc:	Mohamad Ali
President and Chief Executive Officer
Carbonite, Inc.

Anthony Folger
Chief Financial Officer
Carbonite, Inc.